Exhibit 21.1

Subsidiaries of NeoStem, Inc.

Entity	Percentage of Ownership	Location
NeoStem, Inc.	100%	United States of America
NeoStem Therapies, Inc.	100%	United States of America
Stem Cell Technologies, Inc.	100%	United States of America
Amorcyte, LLC	100%	United States of America
Progenitor Cell Therapy, LLC (PCT)	100%	United States of America
NeoStem Family Storage, LLC	100%	United States of America
Athelos Corporation (1)	96.2%	United States of America
PCT Allendale, LLC	100%	United States of America
NeoStem Oncology, LLC (2)	100%	United States of America

(1) Pursuant to the Stock Purchase Agreement signed in March 2011, our initial ownership in Athelos was 80.1%, and Becton Dickinson's ("BD") initial minority ownership was 19.9%. Per the Agreement, BD will be diluted based on new investment in Athelos by us (subject to certain anti-dilution provisions). As of December 31, 2014, BD's ownership interest in Athelos was decreased to 3.8%, and our ownership increased to 96.2%. As a result in the change in ownership, approximately $0.7 million was transferred from additional paid in capital to non-controlling interests in 2014.

(2) On May 8, 2014, NeoStem acquired California Stem Cell, now known as NeoStem Oncology, LLC (see Note 3, Acquisition). Accordingly, the operating results of NeoStem Oncology, LLC prior to May 8, 2014 are not included in the Company's consolidated statements of operations and cash flows.